Mail Stop 3561

April 3, 2007

Jeffery Thompson
President
Solutions Mechanical, Inc.
2702 Pebble Creek Drive
Pearland, TX 77581

> **Re: Solutions Mechanical, Inc.**
> **Registration Statement on Form SB-2**
> **Filed March 7, 2007**
> **File No. 333-141102**

Dear Mr. Thompson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you are registering the re-sale of an aggregate of 1,760,000 shares of common stock. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, this re-sale transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Please revise to identify your affiliates - Kristine Barton Thompson, S. Craig Barton and Gary B. Wolff - as underwriters, along with Jeffery Thompson, and include the price at which they will sell the common stock for the duration of the offering. Your indication on page 37 that affiliates, generally speaking, are underwriters is not sufficient. If

you disagree with our determination, please advise the staff of the company's basis for determining that this aspect of the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In this regard, please address the factors referred to in telephone interpretation no. D.29 under Securities Act Rule 415 in the Manual of Publicly Available Telephone Interpretations.

Prospectus Cover Page, page 2

2. Please revise the third paragraph to state that the shares will be sold at a fixed price of $.01 per share for the *duration of the offering* and thereafter at prevailing market prices, or privately negotiated prices (emphasis added). Revise similar disclosure in like manner elsewhere in your document, such as on page 18.

3. In connection with being quoted on the Over-the-Counter Bulletin Board, please indicate that there is no assurance that your shares will be quoted and to be quoted on the OTC Bulletin Board, a market-maker must file an application on your behalf in order to make a market for your common stock.

Prospectus Summary, page 3

4. Please eliminate the last sentence in the penultimate paragraph on this page. The defined terms are clear from context.

The Offering, page 3

5. Please add a separate paragraph that discloses that upon completion of the offering your president will hold 82.4% of your shares, and as a result will exercise control over your direction.

6. Briefly explain under "Trading Market – None" how the absence of a public market for the common shares impacts share liquidity.

Risk Factors, page 5

7. Avoid boilerplate risks that could apply to any company. For example, the risk described under "4. Our business can be adversely affected by an economic downturn" on page 6 could apply to any company, since all companies rely on economic prosperity for continued business. If you wish to retain this risk factor, you must clearly explain how this specific risk applies to your company. Alternatively, delete this risk factor. Similarly, the risk described under "6. We may not be able to compete successfully in the highly competitive HVAC business."

Jeffery Thompson
Solutions Mechanical, Inc.
April 3, 2007
Page 3

8. Some of your risk factors do not fully develop the risk you are trying to disclose. For example, in the discussion that follows "15. The market for penny stocks has experienced numerous frauds and abuses which could adversely impact investors in our stock." You must explain more specifically why this constitutes a risk of which investors should be aware. If you are unable to describe why any facts disclosed in this section constitute a risk, please delete the risk factor.

Management's Discussion and Analysis or Plan of Operation, page 21

9. Please revise to specifically present the information required by Item 303 (a) of Regulation S-B. In this regard, revise to disclose your plan of operation for the *next twelve months*, including:

- a discussion of how long you can satisfy your cash requirements and whether you will have to raise additional funds in the next twelve months;
- any expected purchase or sale of significant equipment; and
- any expected significant changes in the number of employees.

Liquidity, page 22

10. Your current cash position and negative working capital indicates that cash on hand may not be sufficient to satisfy your cash requirements for the next twelve month period. Please revise your disclosure accordingly to discuss this liquidity issue. If a formal written agreement also exists with respect to the president's commitment to loan funds for working capital in addition to offering costs, please disclose that fact.

Business, page 25

11. Please enhance your disclosure to provide a more in-depth discussion of your business and activities. For example, while not limited to the following examples, describe such matters as:

- the area in which you provide services
- degree of population growth
- amount of residential/industrial construction
- need for HVAC services
- demand for air quality testing
- future plans or expectations

12. Please describe in further detail your use of independent contractors. For example, when do you use them? How do you retain them, compensate them, train them, etc.?

13. Please identify the consultant who provides you with recommended pricing for projects based on the average pricing used by competitors in the Houston area.

14. Describe whether you have any committed contracts in the current fiscal year.

Competition, page 27

15. You indicate that your president previously worked with "large unaffiliated companies." In what capacity did he work with these companies such that they should now become his customers? Please explain.

16. Please explain the significance of being listed in the Contractor Blue Book.

Licenses, page 27

17. Please explain whether you have to renew your license from the State of Texas and, if so, please describe the requirements.

Plan of Distribution, page 36

18. We note your indication on page 37 that the selling stockholders "may sell all or any part of the shares offered in this prospectus through an underwriter." Please confirm, as you have with respect to broker-dealers who participate as principals, that you will file a post-effective amendment identifying the underwriter, providing the required information on the Plan of Distribution, and filing any agreement as an exhibit to your registration statement.

Note 2 - Summary of Significant Accounting Policies, page F-7

19. Please revise your revenue recognition policy to discuss how revenue is recognized under service maintenance contracts that you provide, as well as revenue recognized under air testing services that you offer.

20. You indicate on page 26 that you warranty your work for a period of 60 days. Please expand your disclosure to address warranty costs. Please indicate, as applicable, whether warranty costs are accrued at the time of sale, assuming the costs can be reliably determined, or consideration received for providing services is recognized as a liability and revenue is not recognized until the obligation period expires or a reliable estimate of costs can be made.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that the filing includes all information required under the Securities Act of 1933 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Donna DiSilvio, Senior Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at 202-551-3240, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Gary B. Wolff, Esq.
        Fax: 212-644-6498